SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

TLC Vision Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100		Page 2 of 6 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,502,504
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,140,995
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,504 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer

The class of equity securities to which this statement relates consists of the shares of common stock (the “Shares”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”).  The address of the Issuer’s principal executive offices is 5280 Solar Drive, Suite 300, Mississauga, Ontario, L4W 5M8.

Item 2.    Identity and Background

(a)           The name of the filing person is Dr. Stephen N. Joffe (the “Reporting Person”).  The shares reported in this Schedule 13D over which Dr. Joffe has sole dispositive power are owned jointly with Dr. Joffe’s wife, Sandra Joffe.

(b)           The address for Dr. Joffe is 8750 Red Fox Lane, Cincinnati, Ohio 45243.

(c)           Dr. Joffe is currently a private businessman and investor operating his business interests from 8750 Red Fox Lane, Cincinnati, Ohio 45243.

(d)           During the last five years, neither the Reporting Person nor Mrs. Joffe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Reporting Person nor Mrs. Joffe has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds for the transactions in the Shares reported in this Schedule 13D.

Item 4.    Purpose of Transactions.

The Reporting Person had previously acquired beneficial ownership in excess of 5% of the Shares and reported his acquisition on a Schedule 13D filed on March 3, 2006.  As a result of the Reporting Person’s disposition of Shares in the Issuer’s Dutch Auction tender offer competed in June 2007, the Reporting Person’s beneficial ownership of Shares declined to 2.6%, and the Reporting Person filed Schedule 13D Amendment No. 1 on July 2, 2007 to report that the Reporting Person had ceased to be the beneficial owner of more than 5% of the Shares as a final amendment to Schedule 13D and an exit filing.

Since the completion of the Issuer’s Dutch Auction tender offer, the Reporting Person has acquired additional Shares for the same reason that the Reporting  Person had initially acquired Shares – for investment because he believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Person has made multiple attempts to engage the management or the Board of Directors of the Issuer in a constructive dialogue regarding the operations of the Issuer, but to date, the Reporting Person has not been satisfied with the Issuer’s responsiveness.  After the Reporting Person’s most recent failed attempt, the Reporting Person delivered a letter dated February 14, 2008, to the Chairman of the Board of Directors of the Issuer setting forth the Reporting Person’s dissatisfaction with the Issuer’s profitability and Share price performance and requesting a meeting with the full Board of Directors of the Issuer to discuss the possibility of having the Reporting Person join the Issuer in the capacity of executive chairman.  The letter requested a response from the Issuer by the close of business on February 18, 2008.  The Reporting Person did not receive any response from the Issuer except for an email requesting an extension of the response deadline in light of the fact that the Issuer could not arrange a meeting of the Board in a timely fashion.  The Reporting Person has not responded to the request for additional time because of the Reporting Person’s past experiences with respect to other inquiries made of the Issuer in recent years by the Reporting Person.

In addition to proposed actions regarding the Shares as set forth in the February 14, 2008 letter, the Reporting Person is considering other actions to protect his investment in the Shares, including seeking representation on the Board of Directors of the Issuer to implement strategic and business model changes to improve the Issuer's performance.

On February 19, 2008, the Reporting Person, through the grant of a proxy as discussed below in Item 5(b), acquired beneficial ownership of more than 5% of the Shares.

The Reporting Person has also issued a press release regarding his acquiring beneficial ownership of more than 5% of the Shares and sent a letter to the Issuer requesting to review the Issuer's share register as permitted by New Brunswick law.

The letter dated February 14, 2008 is filed with this Schedule 13D as Exhibit 99.3, and the Press Release is filed with this Schedule 13D as Exhibit 99.4.

Other than as set forth above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer on a continuing basis and retains the right to change his investment intent, to propose one or more possible transactions to the Issuer, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by him in any manner permitted by law.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communication with other stockholders, making additional proposals to the Issuer concerning the capitalization, business and operations of the Issuer, acquiring additional Shares or other securities of the Issuer for cash or other consideration or selling some or all of his Shares or to change his intention with respect to any and all matters referred to in Item 4.

Item 5.    Interest in Securities of the Issuer.

(a)         See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

(b)         See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.  Shares over which the Reporting Person has sole voting power includes 361,509 Shares owned by a trust for the benefit of the Reporting Person’s daughter, Heidi L.T. Joffe.  Ms. Joffe has sole dispositive power over the Shares held by the trust, but on February 19, 2008, Ms. Joffe granted a proxy to the Reporting Person to vote all 361,090 Shares held by the trust.  The proxy is filed as Exhibit 99.2 to this Schedule 13D.

(c)         In the last sixty (60) days, the Reporting Person executed the following transactions in Shares, on the dates and prices indicated, through the Nasdaq National Market.

Date of Purchase	Number of Shares	Price Per Share
01/22/2008	95,481	$2.215
01/25/2008	15,588	$2.250
01/28/2008	39,631	$2.331

(d)            Not Applicable.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Power of Attorney and Proxy (as discussed in Item 5) filed as part of Item 7, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1	Power of Attorney
99.2	Proxy
99.3	Letter dated February 14, 2008 to TLC Vision Corporation (included in Exhibit 99.4)
99.4	Press Release

[Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 21, 2008

/s/ Stephen N. Joffe
Dr. Stephen N. Joffe